UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _________

EXPLANATORY NOTE
This Form 6-K/A amends the Form 6-K of SINA Corporation (the “Company”) furnished to the Securities and Exchange Commission on November 18, 2008, including the press release and the unaudited financial results as of September 30, 2008 and for the three months ended September 30, 2008 (the “Q3 2008 Press Release”).
The Company’s results for the third quarter of 2008 included $3.1 million of net foreign exchange gains mainly related to dividend distributions from certain subsidiaries in the PRC (“foreign exchange gains”), which the Company recognized as other income under non-operating income. After reviewing the accounting treatment for the foreign exchange gains, the Company and its independent accountant determined that the requirements for releasing cumulative translation adjustments of liquidated foreign subsidiaries and recognizing the released amounts as foreign exchange gains in the income statement under Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (“SFAS 52”) and FASB Interpretation 37, Accounting for Translation Adjustments upon Sale of Part of an Investment in a Foreign Entity-an interpretation of FASB Statement No. 52 (“FIN 37”) were not met, and the Company is, therefore, required to reverse such gains from non-operating income and net income in the relevant period covered by the Q3 2008 Press Release.
As a result, the accompanying unaudited financial results have been restated from the amounts previously reported for the three and nine months ended September 30, 2008. The amounts under the headings “As Reported” reflect the originally reported results. The amounts under the headings “Restated” reflect the registrant’s restated results after this restatement. The adjustments do not impact the Company’s cash position, revenues or income from operations. A summary of the significant effects of the restatement is as follows (in thousands except per share data):

	Three Months Ended		Nine Months Ended
	September 30, 2008		September 30, 2008
Consolidated Statement of Operations Data:	As Reported	Restated	As Reported	Restated
Non-operating income:
Interest and other income, net	$7,089	$3,979	$20,013	$12,270
Net income	$21,963	$18,853	$63,224	$55,481
Basic net income per share	$0.39	$0.34	$1.13	$1.00
Diluted net income per share	$0.36	$0.31	$1.04	$0.92
AMENDMENT
Set forth below are portions of the Q3 2008 Press Release which have been updated to reflect the restated results.
Third Quarter 2008 Highlights
•	Net revenues increased 64% year over year to $105.4 million, exceeding the Company’s guidance between $100.0 million and $104.0 million.

•	Advertising revenues increased 66% year over year to $76.2 million, within the Company’s guidance range between $75.0 million and $77.0 million.

•	Non-advertising revenues increased 58% year over year to $29.2 million, exceeding the Company’s guidance between $25.0 million and $27.0 million.

•	GAAP net income increased 10% year over year to $18.9 million, or $0.31 diluted net income per share.

•	Non-GAAP net income* increased 24% year over year to $23.7 million, or $0.39 diluted non-GAAP net income per share.

*	Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Reconciliation of Non-GAAP to GAAP Results.”

Financial Results
For the third quarter of 2008, SINA reported net revenues of $105.4 million, compared to $64.3 million in the same period last year and $91.3 million last quarter.
Advertising revenues for the third quarter of 2008 totaled $76.2 million, representing a 66% increase from the same period last year and a 17% increase from last quarter. Advertising revenues in China grew 68% year over year, or 17% quarter over quarter, to $75.2 million for the third quarter of 2008. The growth of the Company’s advertising revenues was driven mainly by the continued shift of brand advertising budget from offline to online media in China as well as the impact of the 2008 Beijing Olympics.
Non-advertising revenues for the third quarter of 2008 totaled $29.2 million, representing a 58% increase from the same period in 2007 and an 11% increase from the previous quarter. For the third quarter of 2008, MVAS revenues grew 63% from the same period last year and 11% from last quarter to $27.1 million. The growth of the Company mobile revenues mostly resulted from the stabilization of operator policies, government regulations and business environment.
Gross margin for the third quarter of 2008 was 57%, down from 62% for the same period last year and last quarter. Advertising gross margin for the third quarter of 2008 was 58%, compared to 64% for the same period last year and last quarter. Non-GAAP advertising gross margin, which excludes stock-based compensation and amortization of intangible assets, for the third quarter of 2008 was 59%, compared to 65% in the same period last year and the previous quarter. The decline in advertising gross margin was mainly due to acquisition costs for Olympic-related contents incurred in the third quarter of 2008.
MVAS gross margin for the third quarter of 2008 was 53%, compared to 56% for the same period last year and 55% last quarter. The decline in MVAS gross margin was primarily due to increased costs related to revenue sharing arrangements.
Operating expenses for the third quarter of 2008 amounted to $40.1 million, an increase of 62% from the same period last year and an increase of 10% from last quarter. For the third quarter of 2008, non-GAAP operating expenses, which excludes stock-based compensation and amortization expense of intangible assets, were $36.9 million, representing an increase of 60% from the same period last year and an increase 10% from the previous quarter. The increase in operating expenses was primarily due to higher marketing expenses associated with the Beijing Olympics and, to a lesser extent, higher sales and engineering related payroll and other personnel costs.
Interest and other income for the third quarter of 2008 was $4.0 million, compared to $3.7 million from the same period last year and $4.1 million from last quarter. In the third quarter of 2008, the Company recognized an investment loss of $0.8 million, as a result of taking a controlling interest in a follow-on investment of a web application development firm. In the second quarter of 2008, the Company recorded an investment gain of $3.1 million from selling a minority equity interest in one of its subsidiaries.
For the third quarter of 2008, provision for income taxes was $4.4 million, compared to $1.7 million from the same period last year and $4.2 million from last quarter. The Company made a provision for PRC income taxes for the third quarter of 2008, based on an effective tax rate of 16% for the operations in China.
Net income for the third quarter of 2008 was $18.9 million, an increase of 10% from the same period last year and a decrease of 16% from last quarter. Diluted net income per share for the third quarter of 2008 was $0.31, compared to $0.28 in the same period last year and $0.37 last quarter. Non-GAAP net income for the third quarter of 2008 was $23.7 million, an increase of 24% from the same period last year and an increase of 1% from the previous quarter. Non-GAAP diluted net income per share for the third quarter of 2008 was $0.39, compared to $0.32 in the same period last year and $0.39 last quarter.
As of September 30, 2008, SINA’s cash, cash equivalents and short-term investments amounted to $562.5 million, representing an increase of $123.1 million from a year ago. Cash flow from operating activities for the third quarter of 2008 was $24.0 million, compared to $19.6 million for the same period last year.

Non-GAAP Measures
This Form 6-K/A contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets, amortization of convertible debt issuance costs, gain/loss on the sale/purchase of a business/investment and gain on the sale of minority interest in subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gain/loss on the sale/purchase of a business/investment and gain on the sale of minority interest in subsidiary from its non-GAAP financial measure of net income is useful for itself and investors because such gains/losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update any forward-looking statements in this Form 6-K/A or elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2008	2007	2008	2008	2007
Net revenues:
Advertising	$76,205	$45,830	$64,940	$188,981	$118,796
Non-advertising	29,209	18,519	26,380	79,068	56,642

	105,414	64,349	91,320	268,049	175,438

Cost of revenues:
Advertising (a)	32,138	16,614	23,686	74,856	45,449
Non-advertising	13,117	7,851	11,466	34,761	22,501

	45,255	24,465	35,152	109,617	67,950

Gross profit	60,159	39,884	56,168	158,432	107,488

Operating expenses:
Sales and marketing (a)	22,264	12,276	21,102	58,363	35,357
Product development (a)	8,693	5,905	7,385	22,092	16,037
General and administrative (a)	8,709	6,291	7,824	23,944	19,835
Amortization of intangibles	411	257	258	926	918

	40,077	24,729	36,569	105,325	72,147

Income from operations	20,082	15,155	19,599	53,107	35,341

Non-operating income:
Interest and other income, net	3,979	3,734	4,051	12,270	8,983
Investment gains (loss)	(779)	—	3,137	2,358	830
Amortization of convertible debt issuance cost	—	—	—	—	(342)

	3,200	3,734	7,188	14,628	9,471

Income before income taxes	23,282	18,889	26,787	67,735	44,812
Provision for income taxes	(4,429)	(1,735)	(4,245)	(12,254)	(4,594)

Net income	$18,853	$17,154	$22,542	$55,481	$40,218

Basic net income per share	$0.34	$0.31	$0.40	$1.00	$0.73

Diluted net income per share	$0.31	$0.28	$0.37	$0.92	$0.68

Shares used in computing basic net income per share	55,964	55,304	55,672	55,728	54,892
Shares used in computing diluted net income per share	60,639	60,210	60,669	60,535	59,768

Net income used for diluted net income per share calculation:
Net income	$18,853	$17,154	$22,542	$55,481	$40,218
Amortization of convertible debt issuance cost	—	—	—	—	342

	$18,853	$17,154	$22,542	$55,481	$40,560

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$834	$341	$854	$2,412	$1,245
Sales and marketing	482	211	617	1,598	884
Product development	428	356	582	1,470	1,241
General and administrative	1,887	816	1,743	5,249	2,582

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	September 30, 2008				September 30, 2007				June 30, 2008
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
		834	(a)							854	(a)
		88	(b)			341	(a)			89	(b)

Gross profit	$60,159	$922		$61,081	$39,884	$341		$40,225	$56,168	$943		$57,111

		(2,797)	(a)			(1,383)	(a)			(2,942)	(a)
		(411)	(b)			(257)	(b)			(258)	(b)

Operating expenses	$40,077	$(3,208)		$36,869	$24,729	$(1,640)		$23,089	$36,569	$(3,200)		$33,369

		3,631	(a)			1,724	(a)			3,796	(a)
		499	(b)			257	(b)			347	(b)

Income from operations	$20,082	$4,130		$24,212	$15,155	$1,981		$17,136	$19,599	$4,143		$23,742

		3,631	(a)
		499	(b)							3,796	(a)
		(3)	(a)							347	(b)
		(30)	(b)			1,724	(a)			(30)	(b)
		779	(d)			257	(b)			(3,137)	(e)

Net income	$18,853	$4,876		$23,729	$17,154	$1,981		$19,135	$22,542	$976		$23,518

Diluted net income per share	$0.31			$0.39	$0.28			$0.32	$0.37			$0.39

Shares used in computing diluted net income per share	60,639			60,639	60,210			60,210	60,669			60,669

Net income used in computing diluted net income per share:
Net income	$18,853			$23,729	$17,154			$19,135	$22,542			$23,518
Amortization of convertible debt issuance costs	—			—	—			—	—			—

	$18,853			$23,729	$17,154			$19,135	$22,542			$23,518

Gross margin — advertising	58%	1%		59%	64%	1%		65%	64%	1%		65%

	Nine months ended				Nine months ended
	September 30, 2008				September 30, 2007
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

		2,412	(a)
		177	(b)			1,245	(a)

Gross profit	$158,432	$2,589		$161,021	$107,488	$1,245		$108,733

		(8,317)	(a)			(4,707)	(a)
		(926)	(b)			(918)	(b)

Operating expenses	$105,325	$(9,243)		$96,082	$72,147	$(5,625)		$66,522

		10,729	(a)			5,952	(a)
		1,103	(b)			918	(b)

Income from operations	$53,107	$11,832		$64,939	$35,341	$6,870		$42,211

		10,729	(a)
		1,103	(b)
		(3)	(a)			5,952	(a)
		(60)	(b)			918	(b)
		779	(d)			342	(c)
		(3,137)	(e)			(830)	(d)

Net income	$55,481	$9,411		$64,892	$40,218	$6,382		$46,600

Diluted net income per share	$0.92			$1.07	$0.68			$0.78

Shares used in computing diluted net income per share	60,535			60,535	59,768			59,768

Net income used in computing diluted net income per share:
Net income	$55,481			$64,892	$40,218			$46,600
Amortization of convertible debt issuance costs	—			—	342			—

	$55,481			$64,892	$40,560			$46,600

Gross margin — advertising	60%	2%	*	62%	62%	1%		63%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust gain/loss on the sale/purchase of business and investments

(e)	To adjust gain on the sale of minority interest in subsidiary

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2008	2007	2008	2008	2007

Net revenues
Advertising	$76,205	$45,830	$64,940	$188,981	$118,796
Mobile related	27,117	16,601	24,517	73,325	51,854
Others	2,092	1,918	1,863	5,743	4,788

	$105,414	$64,349	$91,320	$268,049	$175,438

Cost of revenues
Advertising	$32,138	$16,614	$23,686	$74,856	$45,449
Mobile related	12,622	7,328	10,929	33,075	21,228
Others	495	523	537	1,686	1,273

	$45,255	$24,465	$35,152	$109,617	$67,950

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	September 30,	December 31,
	2008	2007

Assets

Current assets:

Cash and cash equivalents	$343,488	$271,666
Short -term investments	219,001	206,333
Accounts receivable, net	88,935	56,719
Other current assets	10,420	8,840

Total current assets	661,844	543,558

Property and equipment, net	35,039	26,846
Goodwill and intangible assets, net	95,027	89,358
Other assets	1,358	2,501

Total assets	$793,268	$662,263

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,403	$940
Accrued liabilities	81,117	56,931
Income taxes payable	16,747	9,079
Convertible debt	99,000	99,000

Total current liabilities	198,267	165,950

Other long-term liabilities	2,524	1,337

Total liabilities	200,791	167,287

Shareholders’ equity	592,477	494,976

Total liabilities and shareholders’ equity	$793,268	$662,263

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: June 5, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer